SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 13, 2007
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES 12% INCREASE IN DIVIDEND RATE
Calgary, Alberta, April 13, 2007 – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has increased the equivalent annual dividend rate to $1.12 on Shaw’s Class B Non-Voting Participating Shares and $1.115 on Shaw’s Class A Participating Shares. This represents an increase of 12% or $0.12 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence June 30, 2007.
Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.0933333333 per Class B Non-Voting Participating Share and $0.0929166667 per Class A Participating Share, payable on each of June 30, 2007, July 31, 2007 and August 31, 2007 to all holders of record at the close of business on June 15, 2007, July 15, 2007 and August 15, 2007, respectively. The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.
Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca